Filed by TortoiseEcofin Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: TRTL Holding Corp.

Commission File No.: 333-279366

Date: May 22, 2024

SPAC Insider

Podcast with One Energy Chief Executive Officer Jereme Kent

Wednesday, May 22, 2024

CORPORATE PARTICIPANTS

Jereme Kent - CEO, One Energy

Nick Clayton - SPAC Insider podcast host

PRESENTATION

Nick Clayton

Hello, and welcome to another SPAC Insider podcast. We bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Providing dedicated power to industrial facilities is a task that is drawn in a variety of different energy technologies, and increasingly, a variety of different SPAC transactions. I’m Nick Clayton, and this week, I speak with Jereme Kent, founder and CEO of One Energy. One Energy provides dedicated, clean power generation to industrial clients, allowing them to lock in cheaper energy, sell power back to the grid, or turn their operations into net zero facilities.

Jereme explains One Energy’s 20-year vision for how this work will stack, and why the time was right for it to ink a $384 million acquisition with TortoiseEcofin Acquisition Corp. III. Jereme also gets into how this deal is structured to provide some unique benefits to public shareholders. Take a listen.

So, Jereme, just to start off, can you walk us through how One Energy has evolved its offerings, from your focus on wind, initially, to the broader solutions that you offer now?

Jereme Kent

Yeah, Nick, thanks for the question. You know, I — my background was always in utility scale wind. I had built some of the biggest wind projects in the world before I started this company. So, I wasn’t about to start a solar company, right? I started what I was very good at and what I knew. Over time, that model has evolved, as we’ve seen more pull from our customers, right? So, after we’ve built wind turbines for a factory and we’ve gone through the commissioning process and tying into their system, and the factory sees some of our brand new, state-of-the-art equipment where we’re using Bluetooth and fiber optic communications to throw switches, and they look at their stuff and say, hey, you know, I’m still walking up here with a bomb suit to throw it.

You know, they started saying, how do I get more of your stuff? And we started going, well, I guess let’s figure that out for you. And so, we’ve gotten pulled into providing other, high voltage infrastructure that’s outside the plant, that looks just like the same infrastructure we were providing when we were doing behind the meter wind. That, then, has evolved into, not just helping existing industrial customers, big whirlpool plants, for example. It now also involves helping emerging industrials.

It helps everybody who’s coming out trying to figure out how to get 20 megawatts to start a Bitcoin mining farm or to do an indoor, you know, vertical grow house or figuring out how to do mobile AI data centers. You know, we started realizing if we can help them with that infrastructure and power problem, too, we really are just an industrial power company. We solve the power problems that go from the point where you tie into the grid to the four walls of your thing, whatever that thing is.

Nick Clayton

It’s interesting you mentioned the crypto data centers, because it — I feel like that’s an interesting sort of factor in a couple of different parts of your business, in the fact that, I imagine it is a factor that is driving up power rates kind of across the country, but at the same time, there’s the potential they could be good clients. You know, they do need their power and so, just like, you know, how does that play into some of the sort of the changing landscape that you’re operating within?

Jereme Kent

So, we’ve taken the approach that, you know, we don’t have a duty to form an opinion on who the customer is or their industry. We form an opinion on, is it legal, first, right? Obviously if you aren’t legal, we can’t power you. But if you’re legal, that wasn’t our decision. So, let’s help you get power. And, based on your credit worthiness, let’s protect ourselves while we do it and make it, you know, appropriately risk adjusted for us.

But there are all kinds of emerging industries. And I don’t know which one of them is going to win. I don’t know if it’s going to be bitcoin mining. I don’t know if it’s going to be additional data centers. Or, we’re now seeing standalone AI data centers, or electric truck charging, which we’re working to bring in, as well, at the scale. I’m not here to pick winners and losers. I’m here to just to power whoever wins and power everybody else along the way.

And I think that’s the way you have to approach this industry. If you try to go in there and pick who you think it is, it doesn’t work out well. What we do know is, the demand for power is going up, it’s going up faster than anybody ever thought it would go up, and everybody’s worried about it right now. And if you can get access to that power and help emerging industries get that, while you’re also helping existing industries get that, it’s a tremendously powerful position to be in, no pun intended.

Nick Clayton

Yeah. And you know, as we sort of started with, you know, you’ve been gradually broadening your offerings, as you’ve gone along, and brought more different kinds of industrial clients into your base there. You know, how did you come around to the idea that this now was sort of the right time for One Energy to go public? And why ultimately, did you look to the SPAC route?

Jereme Kent

So the energy business and the energy industry doesn’t work like other industries, when it comes to how do you grow and fund companies. The idea of a series A, B, C in energy doesn’t really exist. Energy is about, get big enough that it works, and then, either an infrastructure fund buys you, a private equity fund buys you to get you big enough to go into an infrastructure fund, or a utility or an IPP buys you. It’s all in M&A or control business.

And so, we’re at the size where, you know, we’ve got more demand than we can handle. We have more work than we can do in the foreseeable future. Capital is our number one constraint, and, you know, fundamentally the constraint, that is the only thing holding us back right now. And if you want to unlock capital at the scale we need, which is lots of millions of dollars, and eventually billions of dollars, you know, a single wind turbine of the next gen turbines we’re building is $9 million a piece. So even with a capital stack with some debt in there, that’s still a substantial investment.

And so, if you say, look, we need the capital to keep going, to stay first, to stay best, to stay in the position we’re in. But we don’t want to lose control. If you’re in the energy business, you don’t have a lot of options. Your basic choice is, you know, lose control of the company, which we didn’t want to do, I certainly didn’t want to do; or go public. And so, the question became, what’s the most appropriate way to be public? And we’re just a little bit too small to IPO, under normal rules and guidelines.

So, we looked at the SPAC vehicle. And candidly, we all know that the, shall we say, the amount of SPAC trash out there has soured everybody on that. But fundamentally, it’s a really good vehicle that’s been around for several decades, right? And it’s worked and produced a lot of really good companies before everybody screwed it up. And so, we’re excited to say, look, this is a structure that should work, that should help a company that’s on track, you know, with a proven business model to go faster. And we think that’s tremendously valuable for us, as an approach to do it, and lets us stay in control.

Nick Clayton

Yeah. And I want to get into some of the particularities of your transaction, as well. But before getting there, just to, you know, continue giving our listeners a better sense of One Energy and how it works, can you just walk us through the template for what your projects typically look like, in terms of scale and ROI and how that all works?

Jereme Kent

Yep. So, you know, we do two, fundamental things. We build big, long-term infrastructure, under long-term contracts, for big existing industrials. We put up wind turbines behind the meter. So, megawatt scale wind turbines, you know, 400 to 600 feet tall, one and a half to four and a half megawatts each, you know, to help power an industrial facility. In some cases, we’ll layer solar in with that, when a customer has certain time of year goals we have to meet, as well. We’ll also build their power infrastructure, so we’ll own and operate their substations. And all of that’s done under 20-year take-or-pay agreements.

So all of that is built around the idea of, let’s help power this factory for the next 20 years, based on a 20 year agreement with us, have a fixed rate of power for 20 years. And that’s been our core business for a long time, and it still is. What we’ve added recently is a little bit more of the speculative, emerging industrial business, where we definitely have a risk premium built in. And when we do that, you know, we’re looking at going to build the power and see who shows up, is almost spec power.

So, everybody talked about spec buildings in the 1990s, right? This is spec power now. And we’ve seen that, you know if we build it, we think they will come. And we’re seeing that response from the market. You know, obviously we’re going public, so we’re being a little bit careful about what we put out there, in terms of returns. What we have said, publicly, is that right now, you can expect to see a low, double digit, unlevered return in our core, 20 year, take or pay type structure. And you’re seeing two to three year, full return of capitals and are at much higher risk, emerging industry structure.

Nick Clayton

And how does that take or pay structure work, over time, and how does that kind of give you a little more stability or visibility?

Jereme Kent

Yeah, so it does — it is a blessing and a curse, Nick, to have a 20 year contracted revenue stream, because at one level, it’s like the ultimate gold standard, right? You just signed up for the new software as a service and agreed to the 20 year contract, and everybody screams, you know, hoorah and hallelujah on that whole thing. The problem is you have to figure out how do you value that.

And so, if we put up a project, any energy we produce under a take or pay agreement, the customer’s obligated to take. We don’t take risk on the plant. We don’t take risk of, you know, the overall facility, and we don’t take risks that they can use it when we need it, because they’re able to put it back on the grid anyways. So essentially, if we produce it, it will come. That’s great. The question is, how do you value that contract, and how do you tell the market what that is?

So, if I sign a contract today, for factory X — right? — I’m going to only be investing money for the next 12 to 24 months. I’m not going to see a single penny of revenue from them, until I turn that on, because they only pay when I start producing. Then, I’m going to get a revenue stream for the next 20 years from them. And so, I don’t have to keep selling that revenue stream each year to add to it. So, everything I’ve done stacks on top of each other, for 20 years. And so, you constantly are walking into the next year with your revenue baseline set, and adding to that. And it’s a great effect of stacking.

What we’ve done to try to mitigate that and try to help, you know, analysts and the public understand the size of scale of what we’re doing is, we’re publishing metrics that are 20 year contracted revenue metrics and 20 year contracted operating profit metrics, where we’re saying, you know, in an undiscounted way, based just on stuff we’ve signed, here is what the next 20 years of revenue we already have contracted is. And that way, when I sign a large project, everybody can look at that and understand the scale and the overall value of the company, right?

You can say, hey, this just added 10, 20% to the 20 year contracted revenue, and everybody can understand how that mattered today, and not waiting to try to show how, in two years, it’s going to adjust my quarterly financials by blank. And that’s a really transparent way to do that, we think. But it involves a lot of market education, and a lot of analysts who are willing to take the time to do, you know, a deep dive and say, this is really how you should look at value. But I can’t ask analysts to take a 20 year view on value if I don’t give them a 20 year metric.

Nick Clayton

Sure. Yeah, I wanted to ask about that. Yeah, I did. And I wanted to ask specifically about that metric, because, as you mentioned in your presentation, you have down there as your project’s looking to produce $514 million in revenue over a 20 year time period, with about $337 million in operating profit. But you acknowledge that there are some, you know, some factors that could be variables in that. And so, what are some of those factors that, you know, that go into the — that you’re weighing, in terms of coming up with that sort of hard figure?

Jereme Kent

So, the first thing you need know about 20 year metrics is, unless you know how they’re built, they’re all crap. So, you have to fully understand how they’re built. And so, the way we approach that is, in our S-4, we have a section called, you know, understand our KPI methodologies. And we actually went through, line by line, every number that factors into those KPIs, and said, what do we know, like, the price of power, is it contracted with the customer that’s, you know, $0.055 not going to change, per kilowatt hour. You know, what are we taking educated guesses on, you know, the average wind each year?

And then we said, okay, and then here, what are the variables? Like what is the 10 year forward price of renewable energy credits? I have no idea. So, we defined how we’re modeling that and said we’re going to model that particular factor, based on the day we sign the contract, and not adjust it. And so, what we did is, went through, line by line, into all of the things that build up into that and said, here’s what we know, here’s what we think, and here’s what we don’t know, and here’s how we’re solving for that, so that everybody can take a view.

And that way, people can look at it, and if an analyst has a different view on, you know, future rec markets than we do, great. They can make that adjustment. We’re not going to do that. We’re going to publish the same number every time, every, you know, over and over, so there’s a baseline to compare to. And that way, hopefully, it becomes a real usable tool for everybody. And that’s really the goal that we’re trying to get to.

Nick Clayton

Right. And then, looking at your projects in kind of an on the ground level, you know, how much of your typical construction is done by your in-house technology and workers? And, you know, do you wind up outsourcing parts of the project, and kind of at what stage?

Jereme Kent

So, when we say vertically integrated, like we mean vertically integrated. We do all of the original development, up front. We deploy our own lidars, we do our own wind resource assessments, we do all of our own upfront preliminary engineering, we outsource geo-tech, we outsource foundation engineering, and then we outsource, usually foundation rebar — so the actual active installing the rebar in the foundation.

We found that we can’t be cost competitive with people who are doing it every day. Just about everything else we do. We run our own, you know, yellow iron, dig our own holes, we pour our own foundations, we erect our own turbines, we do all of our own high voltage wiring, we build all of our own substations. We brought it all in-house, and then we also operate it and show up at 2 in the morning, when there’s a problem.

Nick Clayton

Right. And in terms of the technology pieces that go into that, is that something you have to license or, you know, some of those things you’ve been developing internally, how does that all work?

Jereme Kent

So usually, when we buy a big piece of equipment, like a wind turbine, that comes with a license allowing us to use it for its useful life. There is a lot of proprietary know-how in what we do. There’s a lot of kind of trade secret type stuff, of how we’re able to do things cost effectively, and some of the engineering methods that we use. And then, you know, we’ve done a whole bunch of pioneering in the space of digital substations, for example, where I, you know, I guess, in theory, all the building blocks of that information are out in the world.

but we put it together and actually turned it into a real, fully digital substation that’s working today. So, when you have it all vertically integrated, and you realize that, hey, three years down the road, I wish I would’ve done blank on construction, we’re able to make that change immediately. And so, we don’t have that same problem again. So, it also allows for a very fast learning curve and a very fast continuous improvement cycle.

Nick Clayton

Right. And you, you touched upon, you know, some of your revenue pipeline coming in. But in terms of, you know, actuals that are in your materials, you kind of, you show that One Energy’s revenues doubled, year over year, in 2022, but the company wasn’t turning positive EBITDA during that time. You know, what is sort of your strategy there? Are you gunning for EBITDA profitability as soon as possible, or trying to kind of keep the growth as high as you can right now? Like what is that balance like for you?

Jereme Kent

So, I think we have to acknowledge the current SEC environment we’re in, in terms of, you know, anything forward looking, in the middle of this process. What we’ve gotten comfortable saying is that, look, all of our revenue streams stack. And they stack in very attractive ways. And any reasonable amount of stacking gives us a very clear path to profitability, in the foreseeable future. And there’s a lot of variables that come into that, you know, how much money we end up with on close, how much we invest in accelerating — that’ll push it out or move it back and forth a year or two.

But, you know, the ultimate, you know, reality is that, as long as we keep executing, we keep stacking our revenue streams, and we end up, you know, with a very clear path to EBITDA positive, and then behind that, net income positive.

Nick Clayton

And in terms of, I guess just looking at that execution, just even on a project to project basis, like what are sort of the biggest challenges for you, in terms of margin? Is it more of just the pace at which you’re kind of adding to the portfolio, or are there kind of some choke points, in terms of what makes things work, project by project?

Jereme Kent

You know, I think the biggest challenge we have is, the time and pace of local permitting that doesn’t end up directly driving margin, you know, drives a little bit of kind of when start date is. But all of those processes are so local and so customized and can get very locally political that we work through, that sometimes that takes a week and sometimes that takes four months and sometimes it takes nine months. So that’s the big variable. But none of those actually affect profitability.

There’s a hair of time value of money in there, but nothing that kind of really drives the core bottom line of the project. Most of all of that, we control. Obviously, major events, you know, pandemics, things like that, that take the supply chain and thoroughly shake it upside down on its head, don’t work out the best for us. But, you know, even then, we’re doing inflation cost type things. We are fortunate that, by being vertically integrated, we don’t have a lot of the other issues of the contractors charging us 50% more. Right?

So usually, the day we sign a contract, we know what all the major equipment pricing is, we have a really good idea what all the minor equipment pricing is, the rest is labor and materials. And so that allows us to have a lot of risk control that we wouldn’t have otherwise.

Nick Clayton

Great. And then, just sort of moving back to the deal a little bit — as it sounds like, you understood, from the scale of the company, where it is now that, you know, SPACs are probably going to be the way to go, or at least, you know, part of your route here. Like, what was your process like, in terms of engaging with SPACs, and figuring out, who was going to be the right partner, what were going to be your asks, that sort of process?

Jereme Kent

Yeah, I mean we’ve been watching the SPAC industry since the boom started, right? We were watching companies that had no real business and no real product get $2 billion valuations and $500 million in proceeds. And you better believe, we were taking those phone calls and making those phone calls. And at one point, we were reading every S-1 that was put out by every new SPAC, trying to figure out if we were a fit. Ultimately, I think we made the wise decision at the time, to say that this is not the right market, we aren’t — these partners aren’t thinking about how a company like us should grow the right way.

You know, we have ambitious plans. But our ambitious plans don’t involve, you know, inventing a flying car next week and then doing a 100 X. So, trying to find the right balance in the middle of where those partners were — and candidly, it took the SPAC market, you know, hitting rock bottom and having an adjustment. And that was probably the best thing that could have happened to us. After that, we kept talking to partners. And we were searching for a partner who understood the entire nature of the deal had to change.

The company had to take more risk and show that they were more aligned. The sponsor had to take more risk and show that they were aligned. The valuation had to be reasonable. We wanted to find a partner who understood that it was back to, you know, oh, you actually deserve this, not here you go. And we’re very excited in the partner we found, with TortoiseEcofin. You know, it’s been a great partnership, and you know, we’ve worked through a challenging market together.

Nick Clayton

Yeah. And to that end, I really wanted to kind of bring investor attention, for those who aren’t familiar with all of your documents, to some of the unique structures you have in the deal, because I mean, that’s the one thing that we always like to emphasize here, at SPAC Insider, is I feel like, you know, there is a wider, you know, finance media conversation that tends to lump all SPAC transactions as being the exact same. And the reality is, no two are completely alike. And in yours, you have the structure utilizing contingent share rights, to align the interests between the company and the public shareholders. Can you explain how that structure works?

Jereme Kent

Yeah, and I’ll even kind of give you some broader context, right? We spent a lot of time watching legislators rail against SPACs and talk about how sponsors were getting too rich too quickly, and how it was not fair to public shareholders, and how, you know, founders of companies that weren’t doing anything were making hundreds of millions. And Susie and Bobby were, you know, getting absolutely hosed.

And they’re absolutely right. That was the reality. No one wanted to hear it, but they were right. And so, we said, how do you start over on a whiteboard, and make this SPAC structure about being a shareholder first structure? Because for us — I’ve been doing this for 14 years in this company. I’ve, you know, worked, you know, 80, 90, 100 hour weeks, for 14 years. If you’re telling me I need to take a little more risk for a few years, to show that this is the right thing for us to do, no problem. Right? I’m a founder. That’s, you know, we — I’m not some hired gun in here to do this. That — I believe in this and I’m going to spend the rest of my life doing this.

And so, we went back to that drawing board and said, okay, step one, I’m the largest shareholder. I need to have the largest risk. And my risk needs to put me in a position disadvantageous to everybody else. So, what I said is, I’m going to take roughly half of my shares, or 5.5 million pro forma shares, and I’m going to put them in a — essentially in a lockbox, in escrow, on closing day. And those are going to go to the non-redeeming trust shareholders, on a pro-rata basis. So, it’ll just be distributed up, again, amongst the non-redeeming trust holders.

And if we don’t hit $12 on a VWAP price rate basis, in the first 24 months, then that goes to those non-redeeming trust holders, and I lose it. So, it is non-dilutive. It’s not coming from, you know, new shares created by the company, you see that structure out there. It is coming from me, the largest shareholder, the CEO and the chairman of the board. I have the most to control. I’m the one who’s telling the story and asking the world to believe me. And so, I’m going to put my money where my mouth is, and say, here’s a, you know, pro forma $55 million, at $10 stock price, of CSR, that I’m giving up if I don’t deliver.

So, trust me that I’m going to deliver, and to the world. I hope you get the CSR shares, and I hope I get them back, fully plan on getting them back. But that was step one, is how do I make it clear that I’m aligned? Step two is, I put a three year, unconditional lockup on myself, right? Again, I’m the largest shareholder. I have the most to lose. I have the most to win. And I have the most control. So, I have a three year unconditional lockup. The stock can be trading at 60 bucks. I’m not saying it’ll trade at 60 bucks, but the stock can be trading at 60 bucks, and I am still locked up for three years, no matter what. So that was important.

The next thing was to say, okay, my board of directors, who are world class board of directors, you know, we’re lucky to have them — is also taking a two year lockup, right? Because they have the control, as well. They don’t have the ability to walk away. So, they have a two year unconditional lockup. Then we put the sponsor in a two year lockup, that does have a conditional release, in the high teens, that allows them to release at a certain view app basis. But otherwise, they’re locked up for two years.

And then we have an additional element, where we pulled some shares back from the sponsor and said, you get to earn those back when we hit that same price trigger, at $12 in the first 24 months. Otherwise, you lose some of your economics. And then, we made the sponsor get rid of almost all of their warrants. So, you know, a large chunk of the original sponsor warrants are just gone, because this deal needs to be more fit for the right structure. And that wasn’t the negotiation, after the fact. That was part of the original deal of how do you do this and how do you kind of right-size this and make this more fair and reasonable for the average stockholder?

So, we put all of those things together and said, this is how you actually align interests, where, you know, we are telling the public stockholders, we’re telling the people who are going to take a position on us that, you know, we have aligned our interest, to the best we can. And we fully expect to succeed and do well and trade well and get our money back, that we’ve locked up. But we wanted it to be a real risk reward for us. That’s what we think is fair in the market today.

Nick Clayton

Yeah. And you know, we — you’ve sort of mentioned the two parties to the, you know, the main deal. But of course, the other big, you know, stakeholder in this will be, you know, depending upon redemptions, but you know, assuming, and, you know, hoping that redemptions are low, are the public shareholders themselves.

I imagine you’ve been engaging with investors throughout this process. It’s been a part of the SPAC market that, especially at IPO, a lot of those investors are looking at this, as a very short term thing. But I guess how has that process been going? How have you been strategizing to get more of the public shareholder base along in this, to match up with the way that both you and the sponsor are going along?

Jereme Kent

Yeah, I think we’re all very much aware of the fact that the majority of SPAC shares are held by ARB investors, for the majority of the SPAC’s life. I don’t think that’s any big secret. We need to get to groups who are taking medium and long-term positions in the company, who are taking views on the company. And to do that, we have to go out and educate and talk to people. We have this really radical idea about how we’re going to get our story out. We’re going to fly around and talk to people. We’re actually going to do a, you know, real, in-person, show up, shake hands, tell the story, do the Q&A road show.

We actually start that next week. We’ve been doing some informal stuff, previously. But we’re kind of formally on the road for several weeks, starting next week. And we believe we have a story that’s right for the moment, that’s right for the market, that’s right for the investors. We believe we have a structure that does that. And so, we’ve tried to combine all of those things, and say, look, let’s go tell the right story and have faith that the market will, you know, agree with — or that we’re putting a good value proposition out there.

So, our strategy is, go out and actually shake hands and talk about it, Nick. Our strategy is show up. Our strategy is take the meeting. Our strategy is communicate. We think that this is still a good structure in the overall market. And we think that the way we structured it, you know, adds significant upside.

Nick Clayton

Well, and I imagine there’s a new icebreaker that’s come up. And I know — I’m certain you’re following it the way that you’ve been following sort of all of these things, all the way through the — several years of the SPAC market. But you know, at Oklo, it’s obviously, different kind of energy technology. But on some level, you know, some of the use case ideas are similar to yours, and the idea of creating a dedicated, clean power source for kind of a large industrial client. And the market has been receiving that warmly.

I mean, there’s been some volatility, but high volume, I mean, it is not always a bad thing. And I guess just how closely have you been following Oklo’s debut? And how often does it come up in some of these conversations you’re having?

Jereme Kent

I think we, you know, we follow every SPAC merger, and keep track of that data really closely. It’s nice to see some of these groups succeeding. You know, I think Oklo is doing a good job of writing a tailwind story of, we need more energy, locally. We need to make and use power in the same place. We need to, you know, put power where you need it. And we completely agree with all of that.

I think we’re using completely boring, not sexy, highly reliable technology to do that. We’re taking wind turbines that, you know, come with 20 year warranties, and we’re taking solar panels that come with 10 and 20 year warranties and doing that, and doing it in a very attractive, risk adjusted way. And so, you know, our hope is that, as the market’s taking a more aggressive view on speculative technologies, it’s also, you know, realizing the value in proven technologies, in that same application. And the fact that that probably provides a nice, predictable path forward.

Nick Clayton

And just looking at the way that One energy has been progressing, its models, you know, again, through the years, you know, one of your big changes, from 2023 to 2024, was expanding from megawatt hubs to launching net zero projects. Without getting into too much forward looking, you know, just sort of what are some of the things you’re just most excited about pushing into, in kind of the coming years as that — as your model, your template progresses, and as you are able to attack some of these things you’ve been planning on?

Jereme Kent

You know, I will candidly say that I resisted the idea of net zero projects for a long time. You know, combining all of the things and telling a factory, trust us, we’re going to own your infrastructure, your power, wind, solar, get you a near 100% solution, all on site. I didn’t think that would work. I thought that would, you know, confuse customers, because had to go so big to work. Candidly, it’s been a tremendously, you know, positive reception. We have more demand for that than we ever imagined.

It’s almost like a complete solution, that just makes it not your problem anymore, and for 20 years you’re good. And so, we’re seeing tremendous pull for that. And I’m very excited about those integrated projects, because when we do those projects, and all the power for that plant flows through us, we’re able to better protect the plant. We’re able to get, you know, more with — ways to be helpful for that plant in the future. We’re able to help integrate future systems.

It gives us a very powerful position to be helpful to our customers and to say, what else do you want? We’ll get it for you, and we’ll take care of your factory’s power needs. And so, I’m very excited about that. I also am very excited about, just the tremendous pull of these emerging industries. You know, there’s a modern gold rush for power. And you’re just starting to see articles about it in every paper, every week, about the, you know, the demand for power coming.

And so, we’re uniquely positioned to do well in that gold rush, and to help everybody who’s in the middle of that gold rush figure out how to get power at a reasonable rate, in a reliable way, fast. And so, that core, you know, big industrial power problem and the transformation of the grid, it’s a great time to be doing what we’re doing.

Additional Information and Where to Find It

In connection with the proposed Business Combination, on May 13, 2024, Pubco publicly filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Business Combination. SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement, and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination (also referred to herein as the “Proposed Transaction”). TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading, in addition to the information contained in the Registration Statement, TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of conditions for the consummation of the Proposed Transaction (the “Closing”), financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on the New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations; (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by Pubco in connection with the Proposed Transaction and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by TRTL and One Energy in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy, or Pubco after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

In connection with the TRTL’s proposed business combination (the “Business Combination”) with One Energy, on May 13, 2024, TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”) publicly filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Business Combination. SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement, and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination (also referred to herein as the “Proposed Transaction”). TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading, in addition to the information contained in the Registration Statement, TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of Closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on the New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations; (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by Pubco in connection with the Proposed Transaction and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by TRTL and One Energy in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy, or Pubco after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.